SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)*

Environmental Solutions Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

29 408 K

(CUSIP Number)

James Moriarty, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 29 408 K                                                         Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Black Family 1997 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 15,624,615 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 15,624,615 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,624,615 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust (the “1997 Trust”). Does not include: (i) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan, (iv) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (v) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The 1997 Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                           Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black UAD 11/30/92 FBO Alexander Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,085,379 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,085,379 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,085,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the “Alexander Trust”). Does not include: (i) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 4,743,140 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Alexander Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                       Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,085,379 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,085,379 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,085,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the “Benjamin Trust”). Does not include: (i) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Benjamin Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                        Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Joshua Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,085,379 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,085,379 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,085,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the “Joshua Trust”). Does not include: (i) 6.274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Joshua Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                        Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Victoria Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,085,379 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,085,379 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,085,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the “Victoria Trust”). Does not include: (i) 6,724,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 6,724,211 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, (iii) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Victoria Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                      Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,724,211 shares of Common Stock
	8	SHARED VOTING POWER 15,624,615 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 6,724,211 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 15,624,615 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,898,826 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Includes 6,724,211 shares of Common Stock directly beneficially owned by Leon D. Black. Also includes 15,624,211 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust. Although Mr. Black may be deemed to be the indirect beneficial owner of the securities referenced in the preceding sentence, Mr. Black disclaims beneficial ownership. Does not include: (i) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (ii) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan, (iii) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (iv) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. Mr. Black expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                           Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS John J. Hannan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,088,095 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,088,095 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,095 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Includes 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. Does not include: (i) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (ii) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust

UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iv) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (v) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. Mr. Hannan expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408 K                                                          Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS Richard S. Ressler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,088,095 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,088,095 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,095 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Includes 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler. Does not include: (i) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (ii) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust

UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan and (v) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. Mr. Ressler expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408 K                                                          Page 10 of 14 Pages

1	NAMES OF REPORTING PERSONS Orchard Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,178,842 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 2,178,842 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178,842 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC (“Orchard”). Does not include: (i) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (ii) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler. Orchard expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

This Amendment No. 9 supplements and amends the Statement on Schedule 13D filed on September 24, 2004, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2005, as amended and supplemented by Amendment No. 2 thereto filed on May 1, 2006, as amended by Amendment No. 3 thereto filed on November 11, 2007, as amended by Amendment No. 4 thereto filed on March 6, 2008, as amended by Amendment No. 5 thereto filed on December 22, 2009, as amended by Amendment No. 6 thereto filed on April 22, 2010, as amended by Amendment No. 7 thereto filed on December 10, 2010, as amended by Amendment No. 8 thereto filed on January 26, 2011, with respect to the shares of common stock, par value $0.001 (the “Common Stock”), of Environmental Solutions Worldwide, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D, as amended, as applicable.

Responses to each item of this Amendment No. 9 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to include the following paragraphs, which are added following the last paragraph thereof:

Pursuant to certain note subscription agreements entered into between each Reporting Person and the Issuer on February 17, 2011, the Reporting Persons collectively purchased (using available capital or personal funds) unsecured subordinated promissory notes (the “Notes”) for a principal aggregate amount of $3 million.  The Notes provide that the principal amount bears interest at a rate of 10% per annum, payable in-kind on a monthly basis commencing March 17, 2011, until the date on which the Notes have been paid in full.  The Notes (and the Notes issued as interest paid in-kind) will be exchangeable for shares of Common Stock in a Qualified Offering (as defined and described below), or to the extent a Reporting Person fails to exchange any or all of the principal amount and accrued interest of his, her or its Notes in the Qualified Offering, such amounts shall be exchangeable for shares of Common Stock at the same price offered in the Qualified Offering.  Furthermore, in the event Richard Ressler and Orchard Investments, LLC shall have collectively failed to invest at least $1 million in the Qualified Offering or otherwise pursuant to the exchange of their Notes, such Reporting Persons are entitled to purchase additional shares of Common Stock at $0.12 per share (as adjusted for any stock split, stock dividend or other similar adjustment), such that in the aggregate, Richard Ressler and Orchard Investments, LLC shall have collectively invested $1 million in the Issuer.

The maturity date of the principal amount of the Notes is the earlier of: (i) the consummation of the Qualified Offering or (ii) June 17, 2011 (the “Outside Date”).  The Reporting Persons, at their sole option, may extend the Outside Date.

For specific terms and conditions of the note subscription agreements and the Notes, please refer to the Form of the Subordinated Note Subscription Agreement and the Form of the Unsecured Subordinated Promissory Note, dated February 17, 2011, attached to the Issuer’s Current Report on Form 8-K filed on February 22, 2011, as Exhibits 4.1 and 4.2, and attached to this Amendment as Exhibits 2 and 3, respectively.

The Reporting Persons intend to participate in a rights offering of the Common Stock, at a sale price of $0.12 per share (as adjusted for any stock split, stock dividend or other similar adjustment) pursuant to which the Issuer plans to offer rights to purchase approximately $6.5 million of Common Stock, which is expected to raise at least an incremental $3.5 million of cash for the Issuer and will also permit the Reporting Persons to exchange their Notes (and the other Notes paid in-kind for the payment of interest under the Notes) for shares of Common Stock at such price per share (with such offering referred to as the “Qualified Offering”).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: February 25, 2011
BLACK FAMILY 1997 TRUST

By: /s/ John J. Hannan
Name: John J. Hannan
Title:   Trustee

Date February 25, 2011
LEON D. BLACK TRUST UAD 11/30/92 FBO ALEXANDER BLACK

By: /s/ John J. Hannan
Name: John J. Hannan
Title:   Trustee

Date: February 25, 2011
LEON D. BLACK TRUST UAD 11/30/92 FBO BENJAMIN BLACK

By: /s/ John J. Hannan
Name: John J. Hannan
Title:   Trustee

Date: February 25, 2011
LEON D. BLACK TRUST UAD 11/30/92 FBO JOSHUA BLACK

By: /s/ John J. Hannan
Name: John J. Hannan
Title:   Trustee

Date: February 25, 2011
LEON D. BLACK TRUST UAD 11/30/92 FBO VICTORIA BLACK

By: /s/ John J. Hannan
Name: John J. Hannan
Title:   Trustee

Date: February 25, 2011
LEON D. BLACK

By: /s/ Leon D. Black
Name: Leon D. Black

Date: February 25, 2011
JOHN J. HANNAN

By: /s/ John J. Hannan
Name: John J. Hannan

Date: February 25, 2011
RICHARD S. RESSLER

By: /s/ Richard  S. Ressler
Name: Richard S. Ressler

Date: February 25, 2011
ORCHARD INVESTMENTS, LLC

By: ORCHARD CAPITAL CORP., ITS MANAGER

By: /s/ Richard S. Ressler
Name: Richard S. Ressler
Title:President

EXHIBIT INDEX

Exhibit No.	Description

2	Form of Subordinated Note Subscription Agreement entered into on February 17, 2011 by Environmental Solutions Worldwide, Inc. and the Reporting Persons.

3	Form of Unsecured Subordinated Promissory Note issued on February 17, 2011 by Environmental Solutions Worldwide, Inc. in favor of the Reporting Persons.